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                                                               Exhibit 23(h)(ii)

                                December 13, 1999


The Board of Trustees
Century Capital Management Trust
One Liberty Square
Boston, Massachusetts  02109

Re:      Fee Waiver

Gentlemen:

         Century Capital Management, Inc. herewith confirms our agreement with you as follows:

         1. Pursuant to an Investment Advisory and Management Services Agreement dated as of December 13, 1999 (the "Advisory Agreement"), you have employed us to manage the investment and reinvestment of the assets of Century Small Cap Select Fund (the "Fund"), your only authorized series.

         2. We hereby agree that, notwithstanding any provision to the contrary contained in the Advisory Agreement, we shall limit, by waiver of the fees payable to us pursuant to the Advisory Agreement or reimbursement, the aggregate expenses of every character incurred by you, excluding brokerage commissions, taxes interest and litigation, indemnification and other extraordinary expenses (the "Limitation"). Under the Limitation, we agree that, through February 1, 2001, such expenses shall not exceed a percentage of your average daily net assets equal to, on an annualized basis, 1.80% in the case of the Investor Shares of the Fund and 1.45% in the case of the Institutional Shares of the Fund.

                                               Very truly yours,

                                               CENTURY CAPITAL MANAGEMENT, INC.



                                               By:  /s/  Allan W. Fulkerson
                                                    --------------------------
                                                         Allan W. Fulkerson
                                                         President